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April 30, 2021

Board of Trustees

Delaware VIP Smid Cap Core Series

Delaware VIP Trust

100 Independence, 610 Market Street

Philadelphia, PA 19106

Board of Trustees

LVIP Delaware SMID Cap Core Fund

Lincoln Variable Insurance Products Trust

1301 South Harrison Street

Fort Wayne, Indiana 46802

Dear Ladies and Gentlemen:

You have requested our opinion regarding certain federal income tax consequences to Delaware VIP Smid Cap Core Series (“Acquired Fund”), a separate series of Delaware VIP Trust, a Delaware statutory trust (“Acquired Trust”), and to LVIP Delaware SMID Cap Core Fund (“Acquiring Fund”), a separate series of Lincoln Variable Insurance Products Trust, a Delaware statutory trust (“Acquiring Trust”), and to the holders of shares of beneficial interest in Acquired Fund, in connection with the transfer of substantially all of the assets, as defined in the Agreement and Plan of Reorganization (the “Plan”) dated as of April 7, 2021, executed by the Acquiring Trust on behalf of the Acquiring Fund and by the Acquired Trust on behalf of the Acquired Fund, of the Acquired Fund (the “Assets”) to Acquiring Fund in exchange solely for shares of beneficial interest of Acquiring Fund (the “Acquiring Fund Shares”) and the assumption of Acquired Fund’s liabilities as defined in the Plan (the “Liabilities”) by Acquiring Fund, followed by the distribution of the Acquiring Fund Shares received by Acquired Fund in complete liquidation

Delaware VIP Smid Cap Core Series – LVIP Delaware SMID Cap Core Fund

and termination of Acquired Fund (the “Reorganization”), all pursuant to the Plan.

For purposes of this opinion, we have examined and relied upon (1) the Plan, (2) facts and representations contained in the letter dated on or about the date hereof addressed to us from the Acquiring Trust on behalf of Acquiring Fund, (3) the facts and representations contained in the letter dated on or about the date hereof addressed to us from the Acquired Trust on behalf of Acquired Fund, and (4) such other documents and instruments as we have deemed necessary or appropriate for purposes of rendering this opinion.

This opinion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury Regulations, judicial decisions, and administrative rulings and pronouncements of the Internal Revenue Service, all as in effect on the date hereof. This opinion is conditioned upon the Reorganization taking place in the manner described in the Plan.

Based upon the foregoing, it is our opinion that for federal income tax purposes, with respect to Acquired Fund and Acquiring Fund:

1.

The acquisition by the Acquiring Fund of all of the Assets of the Acquired Fund, as provided for in the Plan, in exchange for Acquiring Fund shares and the assumption by the Acquiring Fund of the Liabilities of the Acquired Fund, followed by the distribution by the Acquired Fund to its shareholders of the Acquiring Fund shares in complete liquidation of the Acquired Fund, will qualify as a reorganization within the meaning of Section 368(a)(1) of the Code, and the Acquired Fund and the Acquiring Fund each will be a “party to the reorganization” within the meaning of Section 368(b) of the Code;

2.

No gain or loss will be recognized by the Acquired Fund upon (i) the transfer of all of its Assets to, and assumption of its Liabilities by, the Acquiring Fund in exchange solely for Acquiring Fund shares pursuant to Section 361(a) and Section 357(a) of the Code and (ii) the distribution of the Acquiring Fund shares by the Acquired Fund to its shareholders in complete liquidation (in pursuance of the Plan) pursuant to Section 361(c)(1) of the Code;

Dechert LLP

Delaware VIP Smid Cap Core Series – LVIP Delaware SMID Cap Core Fund

3.

No gain or loss will be recognized by the Acquiring Fund upon the receipt by it of all of the Assets of the Acquired Fund in exchange solely for the assumption of the Liabilities of the Acquired Fund and issuance of the Acquiring Fund shares pursuant to Section 1032(a) of the Code;

4.

The tax basis of the Assets of the Acquired Fund received by the Acquiring Fund will be the same as the tax basis of such Assets in the hands of the Acquired Fund immediately prior to the transfer pursuant to Section 362(b) of the Code;

5.

The holding periods of the Assets of the Acquired Fund in the hands of the Acquiring Fund will include the periods during which such Assets were held by the Acquired Fund pursuant to Section 1223(2) of the Code;

6.	No gain or loss will be recognized by the shareholders of the Acquired Fund upon the exchange of all of their Acquired Fund shares for the Acquiring Fund shares pursuant to Section 354(a) of the Code;

7.

The aggregate tax basis of the Acquiring Fund shares to be received by each shareholder of the Acquired Fund will be the same as the aggregate tax basis of Acquired Fund shares exchanged therefor pursuant to Section 358(a)(1) of the Code;

8.

The holding period of Acquiring Fund shares received by a shareholder of the Acquired Fund will include the holding period of the Acquired Fund shares exchanged therefor, provided that the shareholder held Acquired Fund shares as a capital asset on the date of the exchange pursuant to Section 1223(1) of the Code; and

9.

For purposes of Section 381 of the Code, the Acquiring Fund will succeed to and take into account, as of the date of the transfer as defined in Section 1.381(b)-1(b) of the Income Tax Regulations, the items of Acquired Fund described in Section 381(c) of the Code as if there had been no Reorganization, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and, if applicable, the Income Tax Regulations promulgated thereunder.

Dechert LLP

Delaware VIP Smid Cap Core Series – LVIP Delaware SMID Cap Core Fund

We express no opinion as to the federal income tax consequences of the Reorganization except as expressly set forth above, or as to any transaction except those consummated in accordance with the Plan. Without limiting the foregoing, we express no opinion as to the federal income tax consequences of the Reorganization to Acquired Fund with respect to contracts described in Section 1256(b) of the Code or stock in a passive foreign investment company, as defined in Section 1297(a) of the Code.

Very truly yours,

/s/ Dechert LLP

Dechert LLP